No Act

P.E. 4/2/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





13002451

Received SEC

MAY 17 2013

Washington, DC 20549

May 17, 2013

Willie C. Bogan
McKesson Corporation
willie.bogan@mckesson.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 5-17-13

Re: McKesson Corporation
Incoming letter dated April 2, 2013

Dear Mr. Bogan:

This is in response to your letters dated April 2, 2013, April 29, 2013, and May 7, 2013 concerning the shareholder proposal submitted to McKesson by Amalgamated Bank's LongView LargeCap 500 Index Fund and UAW Retiree Medical Benefits Trust. We also have received letters on behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund dated April 22, 2013 and May 6, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan Ingram
Deputy Chief Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

Meredith Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

May 17, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McKesson Corporation
Incoming letter dated April 2, 2013

The proposal urges the board to amend McKesson's compensation clawback policy, as applied to senior executives, in the manner set forth in the proposal. The proposal also provides that the board or a committee thereof should report the results of certain deliberations.

We are unable to concur in your view that McKesson may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal or the portion of the supporting statement you reference is materially false or misleading. Accordingly, we do not believe that McKesson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that McKesson may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of senior executive compensation and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that McKesson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MCKESSON

Willie C. Bogan Associate General Counsel and Secretary

1934 Act/Rule 14a-8

May 7, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund, as Primary Proponent, and UAW Retiree Medical Benefits Trust, as Co-Proponent
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

On April 2, 2013, I submitted a letter (the "No-Action Request") on behalf of McKesson Corporation (the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy (collectively, the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "Proposal") submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund ("Amalgamated"), as primary proponent, under cover of letter dated February 11, 2013, and UAW Retiree Medical Benefits Trust, as co-proponent, under cover of letter dated February 13, 2013 (collectively, the "Proponents"). On April 29, 2013, I submitted a supplementary letter (the "Supplementary Letter") to respond to a letter dated April 22, 2013, submitted to the Staff by the Hitchcock Law Firm PLLC on behalf of Amalgamated responding to the No-Action Request (the "April 22 Response"). The No-Action Request and Supplementary Letter indicated the Company's view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

On May 6, 2013, the Hitchcock Law Firm PLLC submitted a second letter to the Staff restating its position that the Proposal should not be excluded from the 2013 Proxy Materials and addressing some arguments made by the Company in the Supplementary Letter (the "May 6 Response"). Based on the No-Action Request, the Supplementary Letter and this letter, the Company requests confirmation that the Staff will not recommend any enforcement action if the

Company omits the Proposal from the 2013 Proxy Materials on the grounds that (i) the Proposal relates to the Company's ordinary business operations by seeking to micro-manage complex compensation matters and related disclosure, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(7), and (ii) the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(3). The Company submits this letter to respond to the arguments made in the May 6 Response, which is attached hereto as Exhibit A.

In accordance with *Staff Legal Bulletin 14D* (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by email to the Hitchcock Law Firm, as representative of Amalgamated.

I. The Proposal May be Excluded Under Rule 14a-8(i)(7) and Rule 14a-8(i)(3)

In the May 6 Response, the Proponents assert that "[r]egardless of how the proposal is phrased, the thrust of the resolution is plainly executive compensation policy." The Company is puzzled by this assertion, as the phrasing of a proposal is clearly material to whether or not the proposal may be excluded pursuant to either Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

The Company maintains that the Proposal, *as written*, attempts to micro-manage the Company by calling for specific wording changes to technical and complex provisions in the Company's Compensation Recoupment Policy. As detailed in the No-Action Request, the Staff has consistently taken the position that even if a proposal deals with a significant policy issue, the proposal will nevertheless be excludable under Rule 14a-8(i)(7) as relating to ordinary business operations if the proposal seeks to micro-manage the specific manner in which the company should address the particular issue. *See, e.g., Amazon.com, Inc.* (March 20, 2013); *Marriott International Inc.* (March 17, 2010); *Federal Agricultural Mortgage Corporation* (March 31, 2003); *Duke Energy Corporation* (February 16, 2001); and *Ford Motor Company* (March 2, 2004). Rather than addressing this straightforward point, the May 6 Response (like the April 22 Response) posits hypothetical proposals to reinforce its argument that the Proposal is not seeking to micro-manage the specific manner in which the issue of compensation recovery is addressed. The Company once again notes that the Proponents did not in fact submit any of their hypothetical proposals for inclusion in the 2013 Proxy Materials. Instead, whether the Proposal may be excluded under Rule 14a-8(i)(7) must be determined on the basis of the Proposal chosen to be submitted by the Proponents. The Proposal undoubtedly seeks to micro-manage the specific manner in which the company should address the particular issue of compensation recovery. Therefore, the Proposal is excludable under Rule 14a-8(i)(7).

Moreover, the May 6 Response improperly conflates the bases for excluding a stockholder proposal under Rule 14a-8(i)(7) and Rule 14a-8(i)(3). In the May 6 Response, the Proponents state that the Company's argument that the Proposal attempts to micro-manage the specific manner in which the Company should address the issue of compensation recovery "might have some force in other situations if the proposed emendations would render the policy unworkable or internally inconsistent." In fact, "unworkability" and "internal inconsistency" are not relevant factors in determining whether a proposal may be excluded as relating to ordinary business matters pursuant to Rule 14a-8(i)(7). As set forth in the No-Action Request, *SEC Release No. 34-40018* (May 21, 1998) described two "central considerations" for exclusion of a proposal pursuant to Rule 14a-8(i)(7). Neither of these considerations has anything to do with whether a proposal would be workable or create internal inconsistencies. Notwithstanding the Proponents' assertion that the Proposal would not render the Company's Compensation Recoupment Policy "unworkable or internally inconsistent," the Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(7) as micro-managing the Company's ordinary business matters.

Although the Proponents chose to focus on considerations within the purview of Rule 14a-8(i)(3) with respect to the Company's Rule 14a-8(i)(7) argument rather than directly address the Company's arguments that the Proposal is impermissibly vague and indefinite, the Company reiterates its position that the Proposal may be excluded in its entirety from the 2013 Proxy Materials under Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading.

II. Conclusion

For the foregoing reasons and for the reasons set forth in the No-Action Request and the Supplementary Letter, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Willie C. Bogan
Associate General Counsel and Secretary

Enclosures

cc: Cornish F. Hitchcock, Esq., Hitchcock Law Firm PLLC,
as representative of Amalgamated Bank's LongView LargeCap 500 Index Fund
and
UAW Retiree Medical Benefits Trust

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

6 May 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Via e-mail

Re: No-action request from McKesson Corp. (incoming letter dated 2 April 2013)

Dear Counsel:

On behalf of the proponents of the shareholder resolution at issue here, we note that McKesson's letter dated 29 April 2013 seems to acknowledge that there is no functional difference between a proposal that says "Please adopt a policy on X with no exceptions for Y and Z" and a proposal that says "Please amend your existing policy on X to delete requirements of Y and Z." However, McKesson asks the Division to make a hard-and-fast distinction between the two. The problem with this argument is that it conflates a request to change key elements in an existing policy with an attempt at micro-management. That approach makes no sense in terms of deciding if a resolution involves a company's "ordinary business."

Suppose that McKesson's policy stated something such as: "We will not seek a clawback of any unearned income," and a shareholder proposal sought to change the policy to say something like "We will seek a clawback of any unearned income in these circumstances . . . .") By McKesson's logic, the fact that the latter language would alter an existing policy with the effect of deleting the word "not" in the existing statement, the latter proposal constitutes micro-management.

Regardless of how the proposal here is phrased, the thrust of the resolution is plainly executive compensation *policy*, namely, whether the current threshold for an effort to regain unearned income is adequate or whether it should be altered. This is a proper subject for shareholders to address, as we deal here with the proper use of shareholders' money, and McKesson does profess to believe in a pay-for-performance compensation philosophy.

One might have a different situation if a proposal said something such as this: "In the event of a restatement, the board shall promptly retain independent counsel, who shall conduct an investigation and report its findings to the board of directors within 15 days, along with all evidence gathered during the investigation; the board shall meet and within 10 days of receipt of the materials from counsel and issue a press release setting forth the board's conclusions and a detailed statement of the facts that the board relied upon in reaching those conclusions; the board shall also post on the company web site that press release, the minutes of its meeting, the report of the board's independent counsel, and all materials submitted to the board by counsel or other individuals or organizations." But that is a far cry from what we are dealing with here.

Let us go one step further, however, and take on its own terms McKesson's argument that this proposal involves ordinary business because it can only be read as an attempt to wordsmith a document – and one dealing with a terribly complex subject that is not suitable to such editing. That argument might have some force in other situations if the proposed emendations would render the policy unworkable or internally inconsistent. But that is not the case here. McKesson has not shown that the current policy is so reticulated or so finely woven that the entire policy will unravel if anything is touched. As for the alleged complexity of the subject matter, McKesson never demonstrates why this particular topic is too complicated for shareholders to grasp, much less propose be strengthened. If anything, the current policy is what complicates matters by requiring directors to look beyond the objective question of whether performance-based income was actually earned and make additional judgments about as whether the conduct was "intentional" or the effect on the company was "material."

We have no additional comments on McKesson's "vague and indefinite" objections other than to note that shareholder proposals are inevitably poised on the knife's edge between being too general, thus inviting a "vague and indefinite" objection, and being too specific, thus inviting a "micro-management" objection (and in this case, both). We submit that in this case the resolution and supporting statement, properly read, maintain the correct balance and focus on executive compensation policy at a level that shareholders can usefully express their views.

For these reasons and those set forth in our earlier letter, we respectfully ask the Division to deny McKesson the requested relief. Thank you for your consideration of these additional points.

Very truly yours,



Cornish F. Hitchcock

cc: Willie C. Bogan, Esq.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

6 May 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Via e-mail

Re: No-action request from McKesson Corp. (incoming letter dated 2 April 2013)

Dear Counsel:

On behalf of the proponents of the shareholder resolution at issue here, we note that McKesson's letter dated 29 April 2013 seems to acknowledge that there is no functional difference between a proposal that says "Please adopt a policy on X with no exceptions for Y and Z" and a proposal that says "Please amend your existing policy on X to delete requirements of Y and Z." However, McKesson asks the Division to make a hard-and-fast distinction between the two. The problem with this argument is that it conflates a request to change key elements in an existing policy with an attempt at micro-management. That approach makes no sense in terms of deciding if a resolution involves a company's "ordinary business."

Suppose that McKesson's policy stated something such as: "We will not seek a clawback of any unearned income," and a shareholder proposal sought to change the policy to say something like "We will seek a clawback of any unearned income in these circumstances . . . .") By McKesson's logic, the fact that the latter language would alter an existing policy with the effect of deleting the word "not" in the existing statement, the latter proposal constitutes micro-management.

Regardless of how the proposal here is phrased, the thrust of the resolution is plainly executive compensation *policy*, namely, whether the current threshold for an effort to regain unearned income is adequate or whether it should be altered. This is a proper subject for shareholders to address, as we deal here with the proper use of shareholders' money, and McKesson does profess to believe in a pay-for-performance compensation philosophy.

One might have a different situation if a proposal said something such as this: "In the event of a restatement, the board shall promptly retain independent counsel, who shall conduct an investigation and report its findings to the board of directors within 15 days, along with all evidence gathered during the investigation; the board shall meet and within 10 days of receipt of the materials from counsel and issue a press release setting forth the board's conclusions and a detailed statement of the facts that the board relied upon in reaching those conclusions; the board shall also post on the company web site that press release, the minutes of its meeting, the report of the board's independent counsel, and all materials submitted to the board by counsel or other individuals or organizations." But that is a far cry from what we are dealing with here.

Let us go one step further, however, and take on its own terms McKesson's argument that this proposal involves ordinary business because it can only be read as an attempt to wordsmith a document – and one dealing with a terribly complex subject that is not suitable to such editing. That argument might have some force in other situations if the proposed emendations would render the policy unworkable or internally inconsistent. But that is not the case here. McKesson has not shown that the current policy is so reticulated or so finely woven that the entire policy will unravel if anything is touched. As for the alleged complexity of the subject matter, McKesson never demonstrates why this particular topic is too complicated for shareholders to grasp, much less propose be strengthened. If anything, the current policy is what complicates matters by requiring directors to look beyond the objective question of whether performance-based income was actually earned and make additional judgments about as whether the conduct was "intentional" or the effect on the company was "material."

We have no additional comments on McKesson's "vague and indefinite" objections other than to note that shareholder proposals are inevitably poised on the knife's edge between being too general, thus inviting a "vague and indefinite" objection, and being too specific, thus inviting a "micro-management" objection (and in this case, both). We submit that in this case the resolution and supporting statement, properly read, maintain the correct balance and focus on executive compensation policy at a level that shareholders can usefully express their views.

For these reasons and those set forth in our earlier letter, we respectfully ask the Division to deny McKesson the requested relief. Thank you for your consideration of these additional points.

Very truly yours,



Cornish F. Hitchcock

cc: Willie C. Bogan, Esq.

Willie C. Bogan Associate General Counsel and Secretary

PRIVILEGED AND CONFIDENTIAL

1934 Act/Rule 14a-8

April 29, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund, as Primary Proponent, and UAW Retiree Medical Benefits Trust, as Co-Proponent
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

On April 2, 2013, I submitted a letter (the "No-Action Request") on behalf of McKesson Corporation (the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy (collectively, the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "Proposal") submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund ("Amalgamated"), as primary proponent, under cover of letter dated February 11, 2013, and UAW Retiree Medical Benefits Trust, as co-proponent, under cover of letter dated February 13, 2013 (collectively, the "Proponents"). The No-Action Request indicated the Company's view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

On April 22, 2013, the Hitchcock Law Firm PLLC submitted a letter to the Staff on behalf of Amalgamated responding to the No-Action Request (the "Response") and asserting that the Proposal should not be excluded from the 2013 Proxy Materials. Based on the No-Action Request and this letter, the Company requests confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from the 2013 Proxy Materials on the grounds that (i) the Proposal relates to the Company's ordinary business operations by seeking to

McKesson Corporation
One Post Street
San Francisco, CA 94104

www.mckesson.com

micro-manage complex compensation matters and related disclosure, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(7), and (ii) the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(3). The Company submits this letter to respond to the arguments made in the Response, which is attached hereto as Exhibit A.

In accordance with *Staff Legal Bulletin 14D* (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by email to the Hitchcock Law Firm, as representative of Amalgamated.

I. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations by Seeking to Micro-Manage Complex Compensation Matters and Related Disclosure

The Response asserts that there is "no validity to the point that the proposal seeks to micro-manage how the Compensation Committee administers a clawback policy," and therefore that the Proposal should not be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7). The Company maintains that the Proposal, *as written*, does not seek to influence executive compensation policies generally, but rather attempts to micro-manage the Company by calling for specific wording changes to technical and complex provisions in the Company's Compensation Recoupment Policy.

The Response asserts that the Company "reads the proposal too narrowly" and "as trying to wordsmith the existing language." The plain language of the Proposal is clearly an attempt to alter the specific wording of the Company's existing Compensation Recoupment Policy. The Proposal unmistakably focuses on the terms "material" and "intentional" in the context of the Compensation Recoupment Policy's contemplated triggers, urging the Company's Board of Directors (the "Board") to "strengthen McKesson's compensation clawback policy, as applied to senior executives, ***by deleting requirements*** ...." (emphasis added). Deleting such requirements undoubtedly requires amending the specific text of the Company's Compensation Recoupment Policy. Consequently, the Proposal urges the Board to alter the wording, and thereby the scope, of the provisions of the Company's Compensation Recoupment Policy, such that the Proposal, if implemented, would micro-manage the specific manner in which the Company addresses the recovery of compensation pursuant to the Compensation Recoupment Policy. As detailed in the No-Action Request, the Staff has consistently taken the position that, even if a proposal deals with a significant policy issue, the proposal will nevertheless be excludable under Rule 14a-8(i)(7) as relating to ordinary business operations if the proposal seeks to micro-manage the specific manner in which the company should address the particular issue. *See, e.g., Amazon.com, Inc.* (March 20, 2013); *Marriott International Inc.* (March 17, 2010); *Federal Agricultural Mortgage Corporation* (March 31, 2003); *Duke Energy Corporation* (February 16, 2001); and *Ford Motor Company* (March 2, 2004).

The Response attempts to reinforce the argument that the Proposal is not seeking to micro-manage the specific manner in which the issue should be addressed by suggesting that the proposal could have stated: "Resolved: The shareholders ask McKesson to adopt a clawback policy (as defined herein) that would recoup unearned income from senior executives without regard for whether they engaged in intentional misconduct or whether the loss to the company was material" (the "Hypothetical Proposal"). Without addressing whether or not the Hypothetical Proposal would be excludable pursuant to one of various subsections of Rule 14a-8 including Rule 14a-8(i)(7), the Company notes that the Proponents did not in fact submit the Hypothetical Proposal, but *instead* decided to submit the Proposal, which takes a markedly different path toward seeking Board action with respect to the specific language of the Company's existing Compensation Recoupment Policy. The Response suggests that the differences between the Hypothetical Proposal and the Proposal are merely "verbal formulations" and that "both policies deal with broad questions of senior executive compensation." The Response, however, does not address that the *manner* in which the Proposal deals with the "broad questions of senior executive compensation" is an attempt to micro-manage the Company and therefore is excludable pursuant to Rule 14a-8(i)(7). The "verbal formulations" of the Proposal as compared to the Hypothetical Proposal make a significant difference, because the Proposal, as worded, undoubtedly seeks to micro-manage the specific manner in which the company should address the particular issue of compensation recovery by altering the wording of the existing Compensation Recoupment Policy. For that reason, the Proposal is excludable under Rule 14a-8(i)(7).

The Response attempts to obscure the intent of the Proposal by suggesting that the Proposal is not micro-managing the Company because, "[i]n amending the policy, McKesson is free to use *whatever language it chooses*" (emphasis added). This suggestion that the Company could adopt whatever language it chooses while the Proposal specifically references "deleting requirements" associated with the triggers under the Compensation Recoupment Policy is not only clearly inconsistent with the specific wording of the Proposal, but also helps to explain the vagueness and indefiniteness of the Proposal that is further discussed in Section II below.

The Response notes that the no-action letters cited in the No-Action Request do not address compensation issues, and the Company acknowledges that the Staff has not previously addressed the exclusion of a proposal similar to the Proposal pursuant to Rule 14a-8(i)(7). The Response cites *Qwest Communications International, Inc.* (March 4, 2005) ("*Qwest*") as "most germane" to the Proposal. The Response, however, misses two critical distinctions between the stockholder proposal in *Qwest* and the Proposal. First, the stockholder proposal in *Qwest* asked the board to *adopt* a clawback policy, rather than to delete requirements in a pre-existing clawback policy, as is the case with the Proposal. Second, the stockholder proposal in *Qwest* did not attempt to specify in detail how that policy would operate. The Proposal, in contrast, seeks to specify the precise manner in which the Company's existing Compensation Recoupment Policy should be modified so that it can be "strengthened" in the view of the Proponents. While the Staff did not concur with the exclusion of the stockholder proposal in *Qwest* pursuant to Rule 14a-8(i)(7), the analysis in *Qwest* had nothing at all to do with specific contemplated changes to an existing clawback policy. The Proposal, on the other hand, does just that, and is a clear attempt to micro-manage the specific manner in which the Company should address the particular issue of compensation recovery through the wording of the Compensation Recoupment Policy, and therefore is excludable under Rule 14a-8(i)(7).

The Response misses an important point in the No-Action Request with respect to stockholder proposals, like the Proposal, that call for the preparation and public disclosure of a report. As set forth in the No-Action Request, the Staff has stated that, if the underlying subject matter of the report "involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." *Staff Legal Bulletin 14E* (October 27, 2009). Moreover, the Staff has consistently permitted the exclusion of proposals, like the Proposal, under Rule 14a-8(i)(7) when the proposal requests that a report address matters relating to the company's ordinary business operations. In addition, the decision to make a public report, and the determination of the type and amount of information to disclose to the public in a report, is a "core matte[r] involving the company's business and operations" and therefore should be confined to Company management and the board of directors. *See SEC Release No. 34-40018* (May 21, 1998).

For the foregoing reasons, and as more thoroughly explained in the No-Action Request, the Company believes that the Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations, because the Proposal seeks to micro-manage complex compensation matters and related disclosure.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading

The Response argues that the Proposal is not vague or indefinite and that therefore the Proposal should not be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3). As discussed in the No-Action Request, the Company is of the view that the Proposal is written in a manner that makes its meaning substantially unclear and susceptible to multiple interpretations.

The Response first purports to point out perceived ambiguities in the Company's Compensation Recoupment Policy in order to bolster its argument that the Proposal should not be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3). This assessment, of course, is entirely irrelevant. Stockholders are not being asked to approve the Company's Compensation Recoupment Policy, precisely because it is a matter of ordinary business, as addressed above. Pointing out perceived ambiguities in the existing Compensation Recoupment Policy simply does not change the fact that the Proposal itself is impermissibly vague and indefinite so as to be inherently misleading and therefore excludable under Rule 14a-8(i)(3).

As noted in Section I above, the suggestion in the Response that the Proposal is not seeking to micro-manage the manner in which the Company should address the issue can be overlooked because "McKesson is free to use whatever language it chooses, so long as the objectionable *concepts* are eliminated," injects even more uncertainty into the Proposal. Indeed, this concession supports the Company's position that the Proposal is written in a manner that makes its meaning substantially unclear and susceptible to multiple interpretations. The Proponents apparently have multiple interpretations of their own Proposal, because nothing in the Proposal suggests this reading when the Proposal specifically urges the Board to "strengthen McKesson's compensation clawback policy, as applied to senior executives, ***by deleting requirements*** ...." (emphasis added), and then going on to specifically identify the terms "material" and "intentional" in the context of the Compensation Recoupment Policy's triggers. These defects render the Proposal impermissibly vague and indefinite, and therefore excludable under Rule 14a-8(i)(3).

Pointing to the text of the Proposal, the Response makes an unsuccessful attempt to obscure the vagueness of the Proposal by stating that the "thrust of the proposal ... is that the board should 'strengthen' [the] existing policy." Again, this argument highlights just how vague and indefinite the Proposal in fact is. The Staff has recently concurred in the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(3) which proposed that a company "strengthen" an existing policy without clearly and specifically defining all of the steps contemplated to effect the proposed action. In particular, the Staff has permitted the exclusion of stockholder proposals requesting that "the board take the steps necessary 'to strengthen' the 'weak' shareholder right to act by written consent" on the basis that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Home Depot, Inc.* (March 28, 2013) and *Altera Corporation* (March 8, 2013). In these no-action letters, the proposal requested that the board "strengthen" the "weak" stockholder right to act by written consent, but there was no explanation of what is a "weak" stockholder right to act by written consent as compared to a "strong" stockholder right to act by written consent. In this regard, the Response has now effectively pointed out how the Proposal is similar to the proposals considered in *Home Depot, Inc.* and *Altera Corporation.* This key element of the Proposal, as in those precedents, renders the Proposal similarly vague and indefinite, as neither the stockholders nor the Company can determine with reasonable certainty what further actions or measures the Proposal seeks.

The Response falls back on the argument that the Proposal is "clear enough in practice." This, however, is not the correct measure of a stockholder proposal's clarity. The Staff has consistently indicated that a stockholder proposal is excludable pursuant to Rule 14a-8(i)(3) if "shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See, e.g. Chevron Corporation* (March 15, 2013). As discussed in detail in the No-Action Request, numerous ambiguities and inconsistencies presented by the Proposal's request to alter the language of the Company's Compensation Recoupment Policy are not addressed in the Proposal or the supporting statement provided by the Proponents. The wording, the use of punctuation such as quotation marks, and the lack of sufficient explanation of such terms as "certain conduct" and "McKesson financial results," renders the Proposal, including the supporting statement, substantially vague and indefinite and therefore misleading in violation of Rule 14a-9.

In a further attempt to clarify the meaning and objective of the Proposal, the Response reiterates a materially false and misleading statement that the Proponents first set forth in the supporting statement to the Proposal (the "Supporting Statement"). Referring to $350 million in costs "to settle cases alleging overbilling customers and Medicaid programs" (the "Settlement Costs") paid by the Company in 2012, the Supporting Statement claims that "[r]ecent legal settlements underscore the need for a policy in this area," then rhetorically inquires whether "the board scrutinize[d] the actions of executives responsible for inaccurate reporting to see if any incentive compensation should be recouped." In attempting to link the Settlement Costs to the

Company's Compensation Recoupment Policy, the Supporting Statement implies that, in connection with this matter, there was either some sort of intentional misconduct or that there was inaccurate SEC reporting. These suggestions could not be further from the facts. In connection with the 2012 settlements, the Company stated that the claims were without merit and that the Company did not manipulate drug prices and did not violate any laws. Moreover, the Settlement Costs were properly reflected in the Company's financial statements and neither those costs, nor any of the facts related thereto, resulted in inaccurate SEC reporting or an accounting restatement. As set forth in the No-Action Request, the Company's Compensation Recoupment Policy, as disclosed under Item 8.01 on Form 8-K filed on January 25, 2010, provides that:

> the Company may recoup incentive compensation from any employee if: (i) he or she engages in intentional misconduct pertaining to any financial reporting requirement under the Federal securities laws resulting in the Company being required to prepare and file an accounting restatement with the SEC as a result of such misconduct, other than a restatement due to changes in accounting policy; (ii) there is a material negative revision of a financial or operating measure on the basis of which incentive compensation was awarded or paid to the employee; or (iii) he or she engages in any fraud, theft, misappropriation, embezzlement or dishonesty to the material detriment of the Company's financial results as filed with the SEC.

Due to the efforts by the Proponents in the Supporting Statement to link the Settlement Costs to the Compensation Recoupment Policy, Stockholders reading the Supporting Statement would mistakenly infer that the Settlement Costs either relate to inaccurate SEC reporting or other intentional misconduct by the Company's executives. These misleading implications in the Supporting Statement render the Proposal excludable as materially false and misleading in violation of Rule 14a-9.

For the reasons described above and as set forth in the No-Action Request, the Proposal is impermissibly vague and indefinite because it contains ambiguities and internal inconsistencies. Given the number of vague and indefinite statements included in the Proposal that are critical to any understanding of the Proposal, the Company believes that the Proposal may be excluded in its entirety from the 2013 Proxy Materials under Rule 14a-8(i)(3), because it is so vague and indefinite as to be inherently misleading.

III. Conclusion

For the foregoing reasons and for the reasons set forth in the No-Action Request, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Willie C. Bogan
Associate General Counsel and Secretary

Enclosures

cc: Cornish F. Hitchcock, Esq., Hitchcock Law Firm PLLC,
as representative of Amalgamated Bank's LongView LargeCap 500 Index Fund
and
UAW Retiree Medical Benefits Trust

Exhibit A

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

22 April 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 Via e-mail

Re: Request for no-action relief filed by McKesson Corporation.

Dear Counsel:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund") I am responding to the letter from counsel for McKesson Corporation ("McKesson" or the "Company") dated 2 April 2013 ("McKesson Letter"). That letter seeks no-action relief as to a shareholder proposal that the Fund submitted for inclusion in the proxy materials to be distributed prior to the 2013 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested relief.

The Fund's Proposal and McKesson's Objections.

The Fund's resolution asks McKesson's board to–

> strengthen McKesson's compensation clawback policy, as applied to senior executives, by deleting requirements that the policy may be triggered if there is "intentional" misconduct pertaining to financial reporting that requires a restatement of result or if certain conduct produces a "material" negative revision of a financial or operating measure or a "material" detriment to McKesson's financial results. The board of directors or a committee thereof should report the results of any deliberations about whether to recoup compensation from a senior executive under this amended policy unless in individual cases (and consistent with any legally mandated disclosure requirements) the board concludes that privacy concerns outweigh the benefit of disclosure to shareholders.

The supporting statement explains why, in the Fund's view, McKesson's current clawback policy is too weak. Because that policy is limited to "*intentional*" misconduct in financial reporting, the implication is that senior executives who are negligent in supervising subordinates may keep any incentive compensation awarded to them on the basis of inaccurate numbers, since that negligence was not "intentional." McKesson does not dispute this characterization.

Moreover, McKesson's current policy limits clawbacks to incidents having a "*material*" effect on the company, but "material" is never defined. Thus the policy does not cover fraud, theft and embezzlement as long as the embezzler or thief does not steal enough money to produce a "material detriment."

In seeking a stronger policy, the supporting statement cites legal settlements in 2012 that cost McKesson $350 million in cases that alleged overbilling customers and Medicaid programs. Shareholders have no way of knowing whether the board of directors saw fit to scrutinize the actions of executives responsible for inaccurate reporting to see if any incentive compensation should be recouped.

McKesson objects to the proposal on two bases: First, the proposal is said to micro-manage executive compensation and thus to interfere with McKesson's "ordinary business" operations in violation of Rule 14a-8(i)(7). Second, the proposal is said to be so materially vague and misleading as to violate Rule 14a-8(i)(3). As we now show, McKesson has not sustained its burden of proof on either point.

Discussion.

The "ordinary business" exclusion.

McKesson faults the proposal as not trying to "influence executive compensation policies generally," but rather to "micro-manage the Company by making specific wording changes to technical and complex provisions" of McKesson's clawback. McKesson Letter at 3. This objection reads the proposal too narrowly.

McKesson acknowledges that executive compensation policy for senior executives is a proper subject for shareholder proposals notwithstanding the (i)(7) exclusion, and company policies on "clawbacks" of unearned incentive compensation for senior executives have been the topic of numerous proposals in recent years.

McKesson views the fact that the proposal would alter – and strengthen – an existing policy as a form of micro-management. Not so. The proposal acknowledges, as it must, that McKesson does have a policy in place. However, McKesson's policy is meaningless fluff in all but the most egregious situations for the reasons highlighted by the proposal. Thus, only executives who "intentionally" cook the books are subject to this policy, not senior executives who may have been negligent in their supervision. Moreover, there is no requirement under the policy that

McKesson claw back unearned compensation in specified situations involving theft, embezzlement or fraud unless there is a "material" adverse effect on the company. McKesson's alleged inability to get its accounting right led to $350 million in fines last year, yet there is no indication that any executive suffered, regardless of how culpable or negligent an executive may have been.

McKesson thus reads the proposal as trying to wordsmith the existing language, whereas the thrust of the proposal, as stated in the text, is that the board should "strengthen" existing policy.

Suppose, for example, that instead of citing deficiencies in the current policy, the proposal had read something such as: "Resolved: The shareholders ask McKesson to adopt a clawback policy (as defined herein) that would recoup unearned income from senior executives without regard for whether they engaged in intentional misconduct or whether the loss to the company was material." Such language is functionally the same as the Fund's proposal. Despite the different verbal formulations, both policies deal with broad questions of senior executive compensation, *i.e.*, the level of culpability and/or negligence to which a clawback policy should apply, and the point at which liability should be triggered (a "material" loss to the company or something other than "material" however "material" is defined).

McKesson's argument that these issues are too complex for shareholders is laughable. The proposal embodies a rather basic concept that shareholders as a whole can surely understand: "If you didn't earn it, you should return it." Differently put, and whatever the precise text of the policy may be, this core policy goal is that a clawback policy should not be encrusted with the barnacles of "intentional" misconduct and "material" effects on the company.

Moreover, McKesson mischaracterizes the proposal, the focus of which is not amending specific text but amending the policy by "deleting [the] *requirements*" outlined above (emphasis added). In amending the policy, McKesson is free to use whatever language it chooses, so long as the objectionable *concepts* are eliminated.

None of the letters cited in the McKesson Letter (at pp. 5-6) deal with compensation issues, nor is there any validity to the point that the proposal seeks to micro-manage how the Compensation Committee administers a clawback policy. Although McKesson deploys an armada of decisions involving other types of proposals, it curiously omits any decisions directly involving clawback proposals. The one most germane here is perhaps *Qwest Communications International, Inc.* (4 March 2005), where the resolution called upon the board to review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover such compensation to the extent that the restated results did not exceed the original performance targets. The company argued that this was merely an ordinary business issue, as it sought to compel the board to pursue a specific type of litigation strategy – which is normally an element of ordinary business. The Division rejected that argument, viewing the proposal as relating to a significant policy issue, rather than an attempt to micromanage the board's discretion.

So too here. The *Qwest* proposal asked the board to adopt a policy on executive compensation that would guide the board when certain situations arise. The present proposal should be viewed in the same light.

Finally, McKesson argues that the request for a report on how a clawback policy is implemented is ordinary business and also trenches on the board's discretion to decide what information shareholders should receive. Of course, the same can be said of any shareholder proposal seeking a board report on any topic, which is why the Division does not look to the fact that a report is being requested, but to the underlying subject matter. Here, the underlying subject matter is senior executive compensation, and requests for information on how that policy is being implemented plainly transcend ordinary business.

Along the same line, there is no relevance to McKesson's citation (at p. 5) of various letters which indicate that the Division will "generally" permit the exclusion of proposals seeking that executives adhere to ethical business practices and the conduct of legal compliance programs. *Sprint Nextel Corp.* (March 16, 2010, *reconsideration denied,* Apr. 20, 2010). However, those situations are a far cry from what the Fund is proposing here. The proposal does not deal with "codes of conduct" or the like. The proposal posits that McKesson needs a strong clawback policy, one stronger than what is currently on the books, and that the board should report to shareholders as to how that policy is being implemented. Differently put, the proposal seeks to assure that McKesson senior executives are, in fact, being paid for performance.

<u>The "materially vague and misleading" exclusion.</u>

We turn now to McKesson's objection that the proposal is so vague and indefinite that shareholders will not understand what they are voting on and the board will not be able to understand it well enough to implement it.

Before addressing the specifics, we pause to note the delicious irony that McKesson is complaining about the proposal's alleged vagueness when McKesson's existing policy is a treasure trove of ambiguity. How does the board determine that a company official acted "intentionally"? What exactly is "misconduct"? Is it criminal behavior? Activity giving rise to civil liability? Violation of a company handbook? And how does the board define "material"? Shareholders have no idea, and the board isn't telling.

McKesson's wording quibbles stem in part from the company's mischaracterization of the proposal as little more than an effort to wordsmith the existing policy. Not so, as explained above. The thrust of the proposal is to change the policy by "deleting requirements" that limit situations in which the board can act. And apart from being vague, the proposal is clear in terms of what it is asking:

- Eliminate the requirement of "intentional" behavior as a triggering mechanism.
- Eliminate the requirement of a "material" loss as a triggering mechanism.
- Tell shareholders how this policy is being implemented in practice.

These points and the prior discussion of the proposal answer the rhetorical questions posed on pp. 7-8 of the McKesson Letter. Not content to let the matter rest there, McKesson opens a second line of attack on the requirement that the results of the board's deliberations under a new policy be disclosed. This objection too is rich, since the thrust of McKesson's letter is that the proposal wants to micromanage the board, yet we are now told that the proposal does not give the board enough guidance about how the board should act.

McKesson's objections relate to the details of disclosure and are little more than nitpicking. Moreover, the proposed disclosure is clear enough in practice if one reads all the pertinent text, which calls for reporting the "results of any deliberations about whether to recoup compensation," with a carveout if in individual cases and consistent with legal disclosure obligations, the board "concludes that privacy concerns outweigh the benefit of disclosure to shareholders." The final paragraph of the supporting statement is to the same effect, with its emphasis on telling shareholders "how [the] policy works in practice."

The text mentions reporting "results" of board deliberations with an exception for personal privacy of individuals in specific cases. Read as a whole, the proposal does contemplate that yes, the board should disclosure the names of individuals who were improperly paid and the amounts. Otherwise, shareholders will have no way to understand how the policy is working in practice and whether directors are serious about McKesson's supposed "pay for performance" philosophy.

Here is the situation now: McKesson paid out $350 million in fines last year, a sum that we believe cannot be dismissed as the corporate equivalent of parking tickets. So far as shareholders can tell, however, no senior executive was penalized by losing any incentive pay. If that is how McKesson's policy is working, its shareholders have a right to know that fact; if the policy has teeth and is being applied in specific cases, shareholders should know that too.

In carving out a possible exception for personal privacy, the proposal simply acknowledges that there may be situations where the board may find it prudent not to name names, for example, if no wrongdoing or negligence is found, such that there may be no interest in naming either the executive or a third party whose conduct was associated with an investigation that found no basis for action. Surely, McKesson's board is as capable of making those judgments in the future as it is capable right now of making judgments as to the meaning of "intentional," "misconduct" and "material."

Conclusion.

For these reasons, McKesson has not sustained its burden of showing that the Fund's proposal may be excluded from the Company's proxy materials, and we respectfully ask the Division to deny the requested relief.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is further information that we can provide.

Very truly yours,



Cornish F. Hitchcock

cc: Willie C. Bogan, Esq.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

22 April 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief filed by McKesson Corporation.

Dear Counsel:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund") I am responding to the letter from counsel for McKesson Corporation ("McKesson" or the "Company") dated 2 April 2013 ("McKesson Letter"). That letter seeks no-action relief as to a shareholder proposal that the Fund submitted for inclusion in the proxy materials to be distributed prior to the 2013 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested relief.

The Fund's Proposal and McKesson's Objections.

The Fund's resolution asks McKesson's board to–

> strengthen McKesson's compensation clawback policy, as applied to senior executives, by deleting requirements that the policy may be triggered if there is "intentional" misconduct pertaining to financial reporting that requires a restatement of result or if certain conduct produces a "material" negative revision of a financial or operating measure or a "material" detriment to McKesson's financial results. The board of directors or a committee thereof should report the results of any deliberations about whether to recoup compensation from a senior executive under this amended policy unless in individual cases (and consistent with any legally mandated disclosure requirements) the board concludes that privacy concerns outweigh the benefit of disclosure to shareholders.

The supporting statement explains why, in the Fund's view, McKesson's current clawback policy is too weak. Because that policy is limited to "*intentional*" misconduct in financial reporting, the implication is that senior executives who are negligent in supervising subordinates may keep any incentive compensation awarded to them on the basis of inaccurate numbers, since that negligence was not "intentional." McKesson does not dispute this characterization.

Moreover, McKesson's current policy limits clawbacks to incidents having a "*material*" effect on the company, but "material" is never defined. Thus the policy does not cover fraud, theft and embezzlement as long as the embezzler or thief does not steal enough money to produce a "material detriment."

In seeking a stronger policy, the supporting statement cites legal settlements in 2012 that cost McKesson $350 million in cases that alleged overbilling customers and Medicaid programs. Shareholders have no way of knowing whether the board of directors saw fit to scrutinize the actions of executives responsible for inaccurate reporting to see if any incentive compensation should be recouped.

McKesson objects to the proposal on two bases: First, the proposal is said to micro-manage executive compensation and thus to interfere with McKesson's "ordinary business" operations in violation of Rule 14a-8(i)(7). Second, the proposal is said to be so materially vague and misleading as to violate Rule 14a-8(i)(3). As we now show, McKesson has not sustained its burden of proof on either point.

Discussion.

The "ordinary business" exclusion.

McKesson faults the proposal as not trying to "influence executive compensation policies generally," but rather to "micro-manage the Company by making specific wording changes to technical and complex provisions" of McKesson's clawback. McKesson Letter at 3. This objection reads the proposal too narrowly.

McKesson acknowledges that executive compensation policy for senior executives is a proper subject for shareholder proposals notwithstanding the (i)(7) exclusion, and company policies on "clawbacks" of unearned incentive compensation for senior executives have been the topic of numerous proposals in recent years.

McKesson views the fact that the proposal would alter – and strengthen – an existing policy as a form of micro-management. Not so. The proposal acknowledges, as it must, that McKesson does have a policy in place. However, McKesson's policy is meaningless fluff in all but the most egregious situations for the reasons highlighted by the proposal. Thus, only executives who "intentionally" cook the books are subject to this policy, not senior executives who may have been negligent in their supervision. Moreover, there is no requirement under the policy that

McKesson claw back unearned compensation in specified situations involving theft, embezzlement or fraud unless there is a "material" adverse effect on the company. McKesson's alleged inability to get its accounting right led to $350 million in fines last year, yet there is no indication that any executive suffered, regardless of how culpable or negligent an executive may have been.

McKesson thus reads the proposal as trying to wordsmith the existing language, whereas the thrust of the proposal, as stated in the text, is that the board should "strengthen" existing policy.

Suppose, for example, that instead of citing deficiencies in the current policy, the proposal had read something such as: "Resolved: The shareholders ask McKesson to adopt a clawback policy (as defined herein) that would recoup unearned income from senior executives without regard for whether they engaged in intentional misconduct or whether the loss to the company was material." Such language is functionally the same as the Fund's proposal. Despite the different verbal formulations, both policies deal with broad questions of senior executive compensation, *i.e.*, the level of culpability and/or negligence to which a clawback policy should apply, and the point at which liability should be triggered (a "material" loss to the company or something other than "material" however "material" is defined).

McKesson's argument that these issues are too complex for shareholders is laughable. The proposal embodies a rather basic concept that shareholders as a whole can surely understand: "If you didn't earn it, you should return it." Differently put, and whatever the precise text of the policy may be, this core policy goal is that a clawback policy should not be encrusted with the barnacles of "intentional" misconduct and "material" effects on the company.

Moreover, McKesson mischaracterizes the proposal, the focus of which is not amending specific text but amending the policy by "deleting [the] *requirements*" outlined above (emphasis added). In amending the policy, McKesson is free to use whatever language it chooses, so long as the objectionable *concepts* are eliminated.

None of the letters cited in the McKesson Letter (at pp. 5-6) deal with compensation issues, nor is there any validity to the point that the proposal seeks to micro-manage how the Compensation Committee administers a clawback policy. Although McKesson deploys an armada of decisions involving other types of proposals, it curiously omits any decisions directly involving clawback proposals. The one most germane here is perhaps *Qwest Communications International, Inc.* (4 March 2005), where the resolution called upon the board to review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover such compensation to the extent that the restated results did not exceed the original performance targets. The company argued that this was merely an ordinary business issue, as it sought to compel the board to pursue a specific type of litigation strategy – which is normally an element of ordinary business. The Division rejected that argument, viewing the proposal as relating to a significant policy issue, rather than an attempt to micromanage the board's discretion.

So too here. The *Qwest* proposal asked the board to adopt a policy on executive compensation that would guide the board when certain situations arise. The present proposal should be viewed in the same light.

Finally, McKesson argues that the request for a report on how a clawback policy is implemented is ordinary business and also trenches on the board's discretion to decide what information shareholders should receive. Of course, the same can be said of any shareholder proposal seeking a board report on any topic, which is why the Division does not look to the fact that a report is being requested, but to the underlying subject matter. Here, the underlying subject matter is senior executive compensation, and requests for information on how that policy is being implemented plainly transcend ordinary business.

Along the same line, there is no relevance to McKesson's citation (at p. 5) of various letters which indicate that the Division will "generally" permit the exclusion of proposals seeking that executives adhere to ethical business practices and the conduct of legal compliance programs. *Sprint Nextel Corp.* (March 16, 2010, *reconsideration denied,* Apr. 20, 2010). However, those situations are a far cry from what the Fund is proposing here. The proposal does not deal with "codes of conduct" or the like. The proposal posits that McKesson needs a strong clawback policy, one stronger than what is currently on the books, and that the board should report to shareholders as to how that policy is being implemented. Differently put, the proposal seeks to assure that McKesson senior executives are, in fact, being paid for performance.

The "materially vague and misleading" exclusion.

We turn now to McKesson's objection that the proposal is so vague and indefinite that shareholders will not understand what they are voting on and the board will not be able to understand it well enough to implement it.

Before addressing the specifics, we pause to note the delicious irony that McKesson is complaining about the proposal's alleged vagueness when McKesson's existing policy is a treasure trove of ambiguity. How does the board determine that a company official acted "intentionally"? What exactly is "misconduct"? Is it criminal behavior? Activity giving rise to civil liability? Violation of a company handbook? And how does the board define "material"? Shareholders have no idea, and the board isn't telling.

McKESSON

Willie C. Bogan Associate General Counsel and Secretary

1934 Act/Rule 14a-8

April 2, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McKesson Corporation
Stockholder Proposal Submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund, as Primary Proponent, and UAW Retiree Medical Benefits Trust, as Co-Proponent
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that McKesson Corporation, a Delaware corporation (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "Proposal") submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund, as primary proponent, under cover of a letter dated February 11, 2013 and the UAW Retiree Medical Benefits Trust, as co-proponent (together, the "Proponents"), under cover of a letter dated February 13, 2013.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2013 Proxy Materials in reliance on Rule 14a-8 on the grounds that (i) the Proposal relates to the Company's ordinary business operations by seeking to micro-manage complex compensation matters and related disclosure, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(7)

McKesson Corporation
One Post Street
San Francisco, CA 94104

www.mckesson.com

and (ii) the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), the Company has (i) submitted this letter to the Commission no later than eighty (80) calendar days before the Company expects to file its definitive 2013 Proxy Materials with the Commission and (ii) concurrently submitted a copy of this correspondence to the Proponents. In accordance with Section C of *Staff Legal Bulletin 14D* (November 7, 2008), this letter and the accompanying exhibit are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in *Staff Legal Bulletin 14D*, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of *Staff Legal Bulletin 14D*, the Company requests that the Proponents copy the undersigned on any correspondence that the Proponents may choose to submit to the Staff in response to this submission. In accordance with Section F of *Staff Legal Bulletin 14F* (October 18, 2011), the Staff should transmit its response to this no-action request by e-mail to willie.bogan@McKesson.com.

I. The Proposal

The Proposal constitutes a request that the Company's stockholders approve the following resolution:

> RESOLVED: The shareholders of McKesson Corporation urge the board of directors to strengthen McKesson's compensation clawback policy, as applied to senior executives, by deleting requirements that the policy may be triggered if there is "intentional" misconduct pertaining to financial reporting that requires a restatement of result or if certain conduct produces a "material" negative revision of a financial or operating measure or a "material" detriment to McKesson's financial results. The board of directors or a committee thereof should report the results of any deliberations about whether to recoup compensation from a senior executive under this amended policy unless in individual cases (and consistent with any legally mandated disclosure requirements) the board concludes that privacy concerns outweigh the benefit of disclosure to shareholders.
>
> These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

The text of the Proposal is followed by a supporting statement that is not reproduced in this letter, but that is set forth in the copy of the Proposal attached hereto as Exhibit A.

MCKESSON

II. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations by Seeking to Micro-Manage Complex Compensation Matters and Related Disclosure

The Company respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations by seeking to micro-manage complex compensation matters and related disclosure.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Commission has stated that the policy behind the exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No.* 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release described two "central considerations" for the ordinary business operations exclusion. One of the central considerations related to the exclusion of a proposal pursuant to Rule 14a-8(i)(7) is whether the subject matter of the proposal relates to tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* For the purposes of Rule 14a-8(i)(7), the Commission noted in the 1998 Release that "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the company's business and operations." *Id.*

The 1998 Release also states that there are a number of circumstances where a proposal may be seen as micro-managing the company, one of which is "where the proposal involves intricate detail." *Id.* We note that Staff has previously held that stockholder proposals relating to senior executive compensation are not considered matters relating to a registrant's ordinary business that are excludable under Rule 14a-8(i)(7), due to "widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues." *Reebok International Ltd.* (March 16, 1992) (proposal requesting that the registrant establish a compensation committee to evaluate and establish executive compensation). However, this Proposal does not seek to influence executive compensation policies generally, but rather attempts to micro-manage the Company by making specific wording changes to technical and complex provisions in the Company's Compensation Recoupment Policy.

The Staff has, on numerous occasions, taken the position that even if a proposal deals with a significant policy issue, the proposal will nevertheless be excludable under Rule 14a-

8(i)(7) as relating to ordinary business operations if it micro-manages the specific manner in which the company should address the policy issue. *See Amazon.com, Inc.* (March 20, 2013) (proposal requesting that the board of directors hold a competition for giving public advice on the voting items in the proxy filing for the company's annual stockholders meeting with the features described in the proposal excluded due to attempted micro-managing, despite the company's acknowledgment that the proposal raises the policy issue of encouraging a proxy advisor to render advice on matters to be voted upon by stockholders); *Marriott International Inc.* (March 17, 2010) (proposal limiting showerhead flow excluded due to attempted micro-managing, despite the recognition that global warming, addressed in the proposal, is a significant policy issue); *Federal Agricultural Mortgage Corporation* (March 31, 2003) (proposal directing a company to make a specific charitable contribution for a specific purpose excluded despite Staff position that charitable contributions involve a significant policy issue); *Duke Energy Corporation* (February 16, 2001) (proposal requesting that the board of directors take the necessary steps to reduce the nitrogen oxide emissions from the coal-fired plants operated by the company by 80% and limit each boiler to 0.15 lbs of nitrogen oxide per million btus of heat input may be excluded as relating to ordinary business operations despite the proponent's concern with environmental issues); and *Ford Motor Company* (March 2, 2004) (proposal requesting that the company publish a report about global warming/cooling may be excluded "as relating to ordinary business operations," where the report was required to include specific detailed information). The foregoing no-action letters represent the Staff's position that even if a proposal relates to a significant policy issue, the proposal will nevertheless be excludable under Rule 14a-8(i)(7) as relating to ordinary business operations if the proposal seeks to micro-manage the specific manner in which the company should address the particular issue.

Although the Proposal may be considered to relate to a significant policy issue because it involves the compensation of senior executives, it goes far beyond general executive compensation policy issues and seeks to micro-manage complex and technical aspects of the Company's compensation policy by addressing the precise wording and scope of clawback provisions in the Company's Compensation Recoupment Policy. The Proposal effectively seeks to give stockholders a seat at the table with the Company's Board of Directors for purposes of drafting the details of the Company's Compensation Recoupment Policy. Stockholders, as a group, simply are not in a position to draft or revise the complex and technical language of a company's clawback policy or particular provisions. The precise wording of the Company's clawback provisions in the Company's Compensation Recoupment Policy is, and should continue to be, determined by the Company's Board of Directors.

The Proposal also seeks to micro-manage how the Company's Compensation Recoupment Policy is administered, by attempting to expand the role of the Company's Compensation Committee to administer the Recoupment Policy. Such action would be beyond the scope of responsibilities presently set forth in the Charter of the Company's Compensation Committee, which is generally focused on compensation matters for the Company's executive officers. In addition, the Proposal seeks to further micro-manage the Company by dictating the Company's disclosure practices relating to deliberations about whether to invoke the clawback provision (as it would be revised by the Proposal) contained in the Company's Compensation Recoupment Policy. In this regard, the Commission stated that, when analyzing whether a stockholder proposal requesting the preparation of a report may be excluded from a proxy statement, the Staff "will consider whether the subject matter of the report ... involves a matter of ordinary business." *SEC Release No.* 34-20091 (August 16, 1983) and *Staff Legal Bulletin 14E* (October 27, 2009, n.1 and accompanying text). If the underlying subject matter of the report "involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." *Staff Legal Bulletin 14E*. In this regard, the Staff stated in *Staff Legal Bulletin 14E*:

> "[S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document — where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business — we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." *Id.*

We note that since the Staff's statement in *Staff Legal Bulletin 14E*, the Staff has continued to permit the exclusion of proposals under Rule 14a-8(i)(7) when the proposal requests that a report address matters relating to the Company's ordinary business operations. *See, e.g., Kraft Foods Inc.* (February 23, 2012) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report detailing the ways in which the company assesses water risk to its agricultural supply chain); *The Boeing Company* (February 8, 2012) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting the preparation of a report disclosing the company's assessment of the effects of changes to, and changes in interpretation and enforcement of, U.S. federal, state, local, and foreign tax laws and policies, as relating to the company's ordinary business operations); *Sempra Energy* (January 12, 2012, *recon. denied*, January 23, 2012) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company's board of directors conduct an assessment and prepare and publish a report identifying the results of a review of certain risks); *The Walt Disney Company* (December 12, 2011) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on compliance with the company's code of business conduct and ethics for directors); *Pfizer Inc.* (February 16, 2011) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal seeking an annual assessment of risks created by efforts on the part of the company to minimize taxes, and a report on that assessment); *The TJX Companies, Inc.* (March 29, 2011) (same); and *Wal-Mart Stores, Inc.* (March 21, 2011) (same).

Moreover, deciding on the type and amount of information to disclose to the public is a core management function. Decisions to disclose information, taking into account applicable legal requirements, the need and right of stockholders to receive information, confidentiality and commercial considerations, and other matters, are properly made by management on a case by case based on facts and circumstances. The Proponents' attempt to replace management's judgment with a stockholder judgment is inconsistent with the policies and criteria outlined in the 1998 Release. These are precisely the types of decisions for which stockholders should and do rely on management.

For the foregoing reasons, we believe that the Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations by seeking to micro-manage complex compensation matters and related disclosure.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading in Violation of Rule 14a-9

The Proposal is written in a manner that makes its meaning substantially unclear and susceptible to multiple interpretations. The Staff has consistently held that vague and indefinite stockholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin 14B* (September 15, 2004); *see also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961). In addition, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991); *see also Motorola, Inc.* (January 12, 2011) (allowing exclusion of a proposal regarding retention of equity compensation payments by executives where the proposal provided that the resolution included a request that the board negotiate "with senior executives to request that they relinquish ... preexisting executive pay rights" because "executive pay rights" was vague and indefinite); *Bank of America Corporation* (June 18, 2007) (allowing exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees"); *Prudential Financial, Inc.* (February 16, 2007) (allowing exclusion of a proposal urging the board to seek stockholder approval for certain senior management incentive compensation programs because the proposal failed to define key terms and was subject to differing interpretations); and *Puget Energy, Inc.* (March 7, 2002) (allowing exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"). Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite, because it is subject to differing interpretations.

The Company's Compensation Recoupment Policy, as disclosed under Item 8.01 on Form 8-K filed on January 25, 2010, provides that:

> "...the Company may recoup incentive compensation from any employee if: (i) he or she engages in intentional misconduct

> pertaining to any financial reporting requirement under the Federal securities laws resulting in the Company being required to prepare and file an accounting restatement with the SEC as a result of such misconduct, other than a restatement due to changes in accounting policy; (ii) there is a material negative revision of a financial or operating measure on the basis of which incentive compensation was awarded or paid to the employee; or (iii) he or she engages in any fraud, theft, misappropriation, embezzlement or dishonesty to the material detriment of the Company's financial results as filed with the SEC."

The ambiguities and inconsistencies presented by the Proposal's request to alter the language of the Company's Compensation Recoupment Policy, which make it vague and indefinite and therefore false and misleading in violation of Rule 14a-9, are set forth below:

- Is it proposed that the Company strike the entire requirement that the policy may be triggered if there is intentional misconduct pertaining to financial reporting that requires an accounting restatement? Or is it proposed that the word "intentional" be stricken and the rest of the provision remain, because the word "intentional" is presented in the Proposal in quotation marks?

- If only the word "intentional" is to be stricken and the rest of the provision is to remain, would the exception described above in the Company's Compensation Recoupment Policy for "restatements due to changes in accounting policy" remain in place?

- Is it proposed that only the word "material" be stricken and the rest of the provision remain, because the word "material" is presented in the Proposal in quotation marks? Or is it instead proposed that the references to a "material" negative revision of a financial or operating measure or a "material" detriment to McKesson's financial results be removed in their entirety?

- The second prong of the Company's Compensation Recoupment Policy provides that the clawback provision applies if "there is a material negative revision of a financial or operating measure on the basis of which incentive compensation was awarded or paid to the employee." In referring to this prong, the Proposal introduces the concept of "certain conduct" producing negative revisions, without explaining the types of conduct that would trigger the clawback. Is it intended that the term "certain conduct" be added to this prong of the Company's Compensation Recoupment Policy? How is the scope of this prong intended to be modified by adding the phrase "certain conduct"? Or does the term "certain conduct" refer to the specific conduct already referenced in the Compensation Recoupment Policy?

- The third prong of the Company's Compensation Recoupment Policy provides that the clawback provision applies if the individual "engages in any fraud, theft, misappropriation, embezzlement or dishonesty to the material detriment of the Company's financial results as filed with the SEC" (emphasis added). The Proposal refers to "a 'material' detriment to McKesson's financial results" without reference to the phrase "as filed with the SEC." Are these proposed changes to the policy intended to trigger the clawback for all financial results of the Company irrespective of whether they are in results "filed with the SEC," such that the policy would be expanded to cover metrics used for internal purposes only?

The foregoing ambiguities and inconsistencies presented by the Proposal's request to alter the language of the Company's Compensation Recoupment Policy are not addressed in the supporting statement provided by the Proponents. As such, the Proposal, including the supporting statement, is vague and indefinite and therefore misleading in violation of Rule 14a-9.

In addition, the Proposal calls for disclosure of "results of any deliberations about whether to recoup compensation from a senior executive under this amended policy unless in individual cases (and consistent with any legally mandated disclosure requirements) the board concludes that privacy concerns outweigh the benefit of disclosure to shareholders" without indicating any guidance relating to the scope of the required disclosure. The ambiguities presented by the Proposal's request for such disclosure, which makes the Proposal false and misleading, include the following:

- Would the required disclosure include the name(s) of the senior executive(s) involved?
- Would the required disclosure include the nature of any improper behavior?
- Would the required disclosure include the amount recovered by the Company?
- Would the required disclosure include any determinations that there is no basis for recovering compensation? Or would the disclosure only include determinations where it has been determined there is a basis for recovery?
- Is the exception for "privacy" concerns intended to cover only the privacy of the senior executive(s) whose compensation is at issue or other persons potentially involved as well?

McKESSON

The Proposal, including the supporting statement, does not serve to explain, to either the Company's stockholders or the Company, precisely what changes are contemplated to the Company's Compensation Recoupment Policy. Without more details as to what the Proposal is asking the stockholders to vote on and what changes to the Company's Compensation Recoupment Policy would be required if stockholders supported the Proposal, neither the stockholders nor the Company can determine with reasonable certainty what further actions or measures should be taken with regard to the Company's Compensation Recoupment Policy.

Accordingly, we respectfully request that the Staff concur that the Proposal may be properly omitted from the 2013 Proxy Materials on the basis of Rule 14a-8(i)(3) and therefore not recommend enforcement action if the Company omits the proposal from the 2013 Proxy Materials.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Willie C. Bogan
Associate General Counsel and Secretary

Enclosures

cc: Amalgamated Bank's LongView LargeCap 500 Index Fund
and
UAW Retiree Medical Benefits Trust,
in care of Cornish F. Hitchcock, Esq.
Hitchcock Law Firm PLLC

The Proposal, including the supporting statement, does not serve to explain, to either the Company's stockholders or the Company, precisely what changes are contemplated to the Company's Compensation Recoupment Policy. Without more details as to what the Proposal is asking the stockholders to vote on and what changes to the Company's Compensation Recoupment Policy would be required if stockholders supported the Proposal, neither the stockholders nor the Company can determine with reasonable certainty what further actions or measures should be taken with regard to the Company's Compensation Recoupment Policy.

Accordingly, we respectfully request that the Staff concur that the Proposal may be properly omitted from the 2013 Proxy Materials on the basis of Rule 14a-8(i)(3) and therefore not recommend enforcement action if the Company omits the proposal from the 2013 Proxy Materials.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (415) 983-9007, or David Lynn of Morrison & Foerster LLP at (202) 887-1563.

Sincerely,



Willie C. Bogan
Associate General Counsel and Secretary

Enclosures

cc: Amalgamated Bank's LongView LargeCap 500 Index Fund
and
UAW Retiree Medical Benefits Trust,
in care of Cornish F. Hitchcock, Esq.
Hitchcock Law Firm PLLC

Exhibit A

HITCHCOCK LAW FIRM PLLC
5505 CONNECTICUT AVENUE, N.W. • SUITE 304
WASHINGTON, D.C. 20015-2601
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

11 February 2013

Willie C. Bogan, Esq.
Associate General Counsel and Corporate Secretary
McKesson Corporation
One Post Street, 35th Floor
San Francisco, California 94104

Re: Shareholder proposal for 2013 annual meeting

Dear Mr. Bogan:

On behalf of the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I am submitting the enclosed shareholder proposal for inclusion in the proxy materials that McKesson Corp. plans to circulate to shareholders in anticipation of the 2013 annual meeting. The proposal relates to executive compensation policies.

The Fund is an S&P LargeCap 500 index fund, located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund beneficially owns more than $2000 worth of McKesson common stock and has held those shares for over a year. A letter from the Bank as record owner confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2013 annual meeting, which a representative is prepared to attend.

If you believe that a dialogue would be helpful, we would be pleased to talk with you. If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The shareholders of McKesson Corporation urge the board of directors to strengthen McKesson's compensation clawback policy, as applied to senior executives, by deleting requirements that the policy may be triggered if there is "intentional" misconduct pertaining to financial reporting that requires a restatement of result or if certain conduct produces a "material" negative revision of a financial or operating measure or a "material" detriment to McKesson's financial results. The board of directors or a committee thereof should report the results of any deliberations about whether to recoup compensation from a senior executive under this amended policy unless in individual cases (and consistent with any legally mandated disclosure requirements) the board concludes that privacy concerns outweigh the benefit of disclosure to shareholders.

These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

SUPPORTING STATEMENT

McKesson's *Compensation Recoupment Policy* gives the board of directors discretion to recover incentive compensation in three situations:

"(i) [an employee] engages in intentional misconduct pertaining to any financial reporting requirement under the federal securities laws resulting in the Company being required to prepare and file an accounting restatement with the SEC as a result of such misconduct, other than a restatement due to changes in accounting policy; (ii) there is a material negative revision of a financial or operating measure on the basis of which incentive compensation was awarded or paid to the employee; or (iii) he or she engages in any fraud, theft, misappropriation, embezzlement or dishonesty to the material detriment of the Company's financial results as filed with the SEC."

We view this policy as too weak as to senior executives. The policy limits clawbacks to "*intentional*" misconduct in financial reporting, which suggests that senior executives who are negligent in supervising subordinates may keep incentive compensation because they did not "intentionally" engage in misconduct. In our view, if financial reports are inaccurate, incentive compensation should be reviewed in light of the correct numbers and actual performance.

Moreover, the current policy sets the bar too high by limiting clawbacks to incidents having a "*material*" effect on the company, but "material" is never defined. Thus the policy does not cover fraud, theft and embezzlement as long as the embezzler or thief does not steal enough money to produce a "material detriment."

Recent legal settlements underscore the need for a stronger policy in this area. McKesson spent $350 million in 2012 to settle cases alleging overbilling customers and Medicaid programs. Did the board scrutinize the actions of executives responsible for inaccurate reporting to see if any incentive compensation should be recouped?

We believe that telling shareholders how a policy works in practice is an important way to measure the effectiveness of that policy. As to the policy proposed here, the resolution acknowledges that there may be individual cases where the board may conclude that privacy considerations outweigh the benefit from full disclosure to shareholders.

UAW RETIREE
Medical Benefits Trust

February 13, 2013

Willie C. Bogan, Esq.
Associate General Counsel and
Corporate Secretary
McKesson Corporation
One Post Street, 35th Floor
San Francisco, CA 94104

Dear Mr. Bogan:

The purpose of this letter is to inform you that the UAW Retiree Medical Benefits Trust (the "Trust") is co-sponsoring the resolution submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund on February 11, 2013, for inclusion in McKesson Corporation's (the "Company") 2013 proxy statement. A copy of the resolution is attached.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2013 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

Please contact me at (734) 929-5789, or via email at mamiller@rhac.com, if you have any questions.

Sincerely,



Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

Cc: Scott Zdrazil
First Vice President
Director of Corporate Governance
Amalgamated Bank

Cornish F. Hitchcock
Principal
Hitchcock Law Firm PLLC

Enclosure

RESOLVED: The shareholders of McKesson Corporation urge the board of directors to strengthen McKesson's compensation clawback policy, as applied to senior executives, by deleting requirements that the policy may be triggered if there is "intentional" misconduct pertaining to financial reporting that requires a restatement of result or if certain conduct produces a "material" negative revision of a financial or operating measure or a "material" detriment to McKesson's financial results. The board of directors or a committee thereof should report the results of any deliberations about whether to recoup compensation from a senior executive under this amended policy unless in individual cases (and consistent with any legally mandated disclosure requirements) the board concludes that privacy concerns outweigh the benefit of disclosure to shareholders.

These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

SUPPORTING STATEMENT

McKesson's *Compensation Recoupment Policy* gives the board of directors discretion to recover incentive compensation in three situations:

"(i) [an employee] engages in intentional misconduct pertaining to any financial reporting requirement under the federal securities laws resulting in the Company being required to prepare and file an accounting restatement with the SEC as a result of such misconduct, other than a restatement due to changes in accounting policy; (ii) there is a material negative revision of a financial or operating measure on the basis of which incentive compensation was awarded or paid to the employee; or (iii) he or she engages in any fraud, theft, misappropriation, embezzlement or dishonesty to the material detriment of the Company's financial results as filed with the SEC."

We view this policy as too weak as to senior executives. The policy limits clawbacks to "*intentional*" misconduct in financial reporting, which suggests that senior executives who are negligent in supervising subordinates may keep incentive compensation because they did not "intentionally" engage in misconduct. In our view, if financial reports are inaccurate, incentive compensation should be reviewed in light of the correct numbers and actual performance.

Moreover, the current policy sets the bar too high by limiting clawbacks to incidents having a "*material*" effect on the company, but "material" is never defined. Thus the policy does not cover fraud, theft and embezzlement as long as the embezzler or thief does not steal enough money to produce a "material detriment."

Recent legal settlements underscore the need for a stronger policy in this area. McKesson spent $350 million in 2012 to settle cases alleging overbilling customers and Medicaid programs. Did the board scrutinize the actions of executives responsible for inaccurate reporting to see if any incentive compensation should be recouped?

We believe that telling shareholders how a policy works in practice is an important way to measure the effectiveness of that policy. As to the policy proposed here, the resolution acknowledges that there may be individual cases where the board may conclude that privacy considerations outweigh the benefit from full disclosure to shareholders.

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Job : 2
Date: 5/20/2013
Time: 10:35:45 AM